Rain Enhancement Technologies, Inc.

21 Pleasant Street, Suite 237

Newburyport, MA 01950

Telephone: (910) 850-5776

December 5, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Rain Enhancement Technologies, Inc.
Registration Statement on Form S-4
File No. 333-283425-01

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Rain Enhancement Technologies, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 9:00 a.m. Eastern Time, on December 10, 2024, or as soon as practicable thereafter.

Please contact Stephen Doyle of TCF Law Group, PLLC at (617) 275-8080 or SDoyle@tcflaw.com to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Paul Dacier
Name:	Paul Dacier
Title:	President

cc:	Stephen Doyle, TCF Law Group, PLLC

Harry You, Coliseum Acquisition Corp
Joel Rubinstein, White & Case LLP